UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

THQ Inc

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

872443403

(CUSIP Number)

June 04, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 872443403

1	NAME OF REPORTING PERSON BRENCOURT ADVISORS, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN # 13-4137530
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,367,800
	6	SHARED VOTING POWER 1,357,200
	7	SOLE DISPOSITIVE POWER 5,367,800
	8	SHARED DISPOSITIVE POWER 1,357,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,725,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 872443403

ITEM 1(a).	NAME OF ISSUER:
THQ Inc
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
29903 Agoura Road Agoura Hills, CA
ITEM 2(a).	NAME OF PERSON FILING:
BRENCOURT ADVISORS, LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
280 Park Avenue 30th Floor (West Building) New York, NY 10017
ITEM 2(c).	CITIZENSHIP:
Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, $.001 par value per share
ITEM 2(e).	CUSIP NUMBER:
872443403
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
6,725,000
	(b)	Percent of class:
Brencourt Advisors, LLC may be deemed to be the beneficial owner of Common Stock representing 9.8% of the 68,517,738 shares of Common Stock outstanding as of June 1, 2012 (as set forth on the Issuer's Form 10-K, filed on June 11, 2012 with the Securities and Exchange Commission).

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
5,367,800
(ii) Shared power to vote or to direct the vote:
1,357,200
(iii) Sole power to dispose or to direct the disposition of:
5,367,800
(iv) Shared power to dispose or to direct the disposition of:
1,357,200
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Brencourt Advisors, LLC's ownership on behalf of certain investment vehicles represents 9.8% of all of the outstanding shares of Common Stock.

Number of shares attributable to shared power to vote or to direct the vote and shared power to dispose or to direct the disposition reflect holdings attributable to an account advised by Central Park Multi-Event Management, LLC with respect to which Brencourt Advisors, LLC has certain investment advisory duties.

Certain investment vehicles advised by Brencourt Advisors, LLC hold $9,824,000 in principal amount of 5% Convertible Senior Notes due 2014 of the Issuer. Pursuant to a letter agreement dated June 1, 2012 by and between Brencourt Advisors, LLC and the Issuer, Brencourt Advisors, LLC has agreed that it and the investment vehicles it advises will not acquire (including by virtue of conversion of such Convertible Senior Notes) (i) more than 6,839,711 shares of Common Stock of the Issuer and (ii) after 90 days following the date of such letter agreement, will not cause any person to become a 4.9% (or more) stockholder in the Issuer.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 14, 2012

Date
BRENCOURT ADVISORS, LLC
/s/ Shaker Choudhury

Signature
Shaker Choudhury, Chief Compliance Officer

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).